UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

AMPHASTAR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03209R 10 3

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03209R 10 3	Page 2

1	NAME OF REPORTING PERSON: Jack Yongfeng Zhang
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,973,986
	6	SHARED VOTING POWER 9,136,709
	7	SOLE DISPOSITIVE POWER 3,973,986
	8	SHARED DISPOSITIVE POWER 9,136,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,110,695(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 25.5%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes (i) 1,880,915 shares of common stock held of record by Jack Yongfeng Zhang; (ii) 2,093,071 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 by Dr. Zhang; (iii) 1,400,671 shares of common stock held of record by Mary Luo, Dr. Zhang’spouse; (iv) 903,359 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 by Dr. Luo; (v) 6,827,679 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Dr. Zhang, Dr. Luo and The Bill Luobei Zhang 2004 Irrevocable Trust are the sole owners; and (vi) 5,000 shares of common stock held in an account for the benefit of Dr. Zhang’s son.
(2)	Based on 48,331,186 shares of the Issuer’s common stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 03209R 10 3	Page 3

1	NAME OF REPORTING PERSON: Mary Ziping Luo
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,304,030
	6	SHARED VOTING POWER 10,806,665
	7	SOLE DISPOSITIVE POWER 2,304,030
	8	SHARED DISPOSITIVE POWER 10,806,665

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,110,695(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 25.5%((2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes (i) 1,400,671 shares of common stock held of record by Mary Luo; (ii) 903,359 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 by Dr. Luo; (iii) 1,880,915 shares of common stock held of record by Jack Yongfeng Zhang, Dr. Luo’s spouse; (iv) 2,093,071 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2022 by Dr. Zhang; (v) 6,827,679 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Dr. Zhang, Dr. Luo and The Bill Luobei Zhang 2004 Irrevocable Trust are the sole owners; and (vi) 5,000 shares of common stock held in an account for the benefit of Dr. Zhang’s son.
(2)	Based on 48,331,186 shares of the Issuer’s common stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 03209R 10 3	Page 4

1	NAME OF REPORTING PERSON: Applied Physics & Chemistry Laboratories, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 33-4234397
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,827,679
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,827,679
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,827,679 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 14.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Jack Yongfeng Zhang, Mary Ziping Luo and The Bill Luobei Zhang 2004 Irrevocable Trust, the sole owners of Applied Physics & Chemistry Laboratories, Inc., or APCL, have shared voting and dispositive power over such shares.
(2)	Based on 48,331,186 shares of the Issuer’s common stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

Item 1

(a)  Name of Issuer:

Amphastar Pharmaceuticals, Inc.

(b)  Address of Issuer’s Principal Executive Offices:

11570 6th Street

Rancho Cucamonga, California 91730

Item 2

(a)  Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Jack Yongfeng Zhang

Mary Ziping Luo

Applied Physics & Chemistry Laboratories, Inc., or APCL

(b)  Address or principal business office or, if none, residence:

The address for the principal business office of Dr. Zhang and Dr. Luo is:

c/o Amphastar Pharmaceuticals, Inc.

11570 6th Street

Rancho Cucamonga, California 91730

The address for the principal business office of APCL is:

13760 Magnolia Avenue

Chino, California 91710

(c) Citizenship:

Reference	is made to the response to item 4 on each of pages 2-4 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d)  Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e)  CUSIP No.:

03209R 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 4 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2023

/s/ Jack Yongfeng Zhang
Jack Yongfeng Zhang

/s/ Mary Ziping Luo
Mary Ziping Luo

Applied Physics & Chemistry Laboratories, Inc.

By:	/s/ Jack Yongfeng Zhang
Name: Jack Yongfeng Zhang
Title: President